UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Sculptor Capital Management, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

811246107(CUSIP Number)

Robert Scott Shafir

150 Charles Street

New York, NY 10014

(201) 390-9415

(Name, address and telephone number of person authorized to receive notices and communications)

April 1, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Scott Shafir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,133,027
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,133,027
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,133,027
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (1)
14	TYPE OF REPORTING PERSON IN

1

Based on 23,814,996 shares of Class A Common Stock outstanding as of February 17, 2021 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on February 23, 2021 (the “Annual Report”).

ITEM 1	SECURITY AND ISSUER

This Amendment No. 1 on Schedule 13D (this “Schedule 13D”) relates to the Class A Shares of Sculptor Capital Management Inc., a Delaware corporation (the “Issuer” or the “Company”), representing Class A common stock, par value $0.01 per share, of the Issuer (the “Class A Shares”).

ITEM 2	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Robert Scott Shafir, who is sometimes referred to herein as the “Reporting Person”. The principal address of the Reporting Person is 150 Charles Street New York, NY 10014. As previously disclosed by the Issuer, on April 1, 2021, Mr. Shafir ceased to be the Chief Executive Officer of the Issuer and also resigned from the Company’s board of directors.

The reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or find any violation with respect to such laws.

The Reporting Person is a United States citizen.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety to read as follows:

The Class A Shares covered by this Schedule 13D were acquired by the Reporting Person at various times between February 2019 and April 2021. The Class A Shares were acquired by the Reporting Person as part of the Reporting Person’s compensation from the Operating Partnerships (as defined below).

Upon the Reporting Person’s resignation as Chief Executive Officer and director of the Issuer on April 1, 2021, 777,820 Class A Restricted Share Units (“RSU”) vested and were paid by the Issuer to the Reporting Person as 777,820 Class A Shares.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

The Reporting Person beneficially owns 2,133,027 Class A Shares, representing approximately 9.0% of the Issuer’s outstanding Class A Shares. The Reporting Person holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all Class A Shares included in this Schedule 13D.

No transactions in the class of securities reported herein were effected during the past sixty days by the Reporting Person except for the receipt of 401,347 Class A Shares upon a RSU vesting event on February 5, 2021 and the receipt of 777,820 Class A Shares upon an RSU vesting event on April 1, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2021

/s/ Robert Scott Shafir Robert Scott Shafir